UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 2)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons CCMP Capital Investors II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.00%
12	Type of Reporting Person PN

1	Name of Reporting Persons CCMP Capital Investors (Cayman) II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.00%
12	Type of Reporting Person PN

1	Name of Reporting Persons CCMP Capital Associates, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.00%
12	Type of Reporting Person PN

1	Name of Reporting Persons CCMP Capital Associates GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.00%
12	Type of Reporting Person OO

1	Name of Reporting Persons CCMP Capital, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.00%
12	Type of Reporting Person OO

ITEM 1(a) and (b). NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Aramark, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1101 Market Street, Philadelphia, Pennsylvania 19107.

ITEM 2(a). NAME OF PERSON FILING

This Schedule 13G is being filed by:

(i) CCMP Capital Investors II, L.P. (“CCMP Capital Investors”);

(ii) CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the “CCMP Capital Funds”);

(iii) CCMP Capital Associates, L.P. (“CCMP Capital Associates”);

(iv) CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”); and

(v) CCMP Capital, LLC (“CCMP Capital”)

The Reporting Persons entered into a Joint Filing Agreement, dated February 14, 2014, which is incorporated by reference as Exhibit 99.A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2(b). ADDRESS OR PRINCIPAL BUSINESS OFFICE

The principal business office of each of the Reporting Persons other than CCMP Cayman is:

c/o CCMP Capital, LLC

245 Park Avenue

New York, NY 10167

The principal business office of CCMP Cayman is:

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman KY1-9005, Cayman Islands

ITEM 2(c). CITIZENSHIP

(i) CCMP Capital Investors, CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital: Delaware; and

(ii) CCMP Cayman: Cayman Islands

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share.

ITEM 2(e). CUSIP NUMBER

03852U106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX

Not applicable.

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

As of December 31, 2015, the Reporting Persons may be deemed to beneficially own in the aggregate 0 shares of the Issuer’s Common Stock.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates. The general partner of CCMP Capital Associates is CCMP Capital Associates GP. CCMP Capital Associates GP is wholly owned by CCMP Capital. CCMP Capital ultimately exercise voting and dispositive power of the securities held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee.

(b) Percent of Class:

The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. The percentages represent the percentage of Common Stock beneficially owned by the Reporting Persons.

(c) Number of Shares as to which such Person has:

(i) Sole power to vote or to direct the vote: The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(ii) Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(iv) Shared power to dispose or to direct the disposition of: The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference. See also Item 4(a) above.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a).

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10 CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

CCMP CAPITAL INVESTORS II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL INVESTORS (CAYMAN) II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner
By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL ASSOCIATES, L.P.

By:	CCMP Capital Associates GP, LLC, its General Partner

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL ASSOCIATES GP, LLC

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

CCMP CAPITAL, LLC

By:	/s/ Dina Colombo
Name:	Dina Colombo
Title:	CFO

EXHIBIT INDEX

Exhibit 99.A: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. Incorporated by reference to Exhibit 99.A to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014 (Commission File No. 005-87947).